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                             December 28, 2023

       David Quek Yong Qi
       Chief Executive Officer
       Cuprina Holdings (Cayman) Limited
       Blk 1090 Lower Delta Road #06-08
       Singapore 169201

                                                        Re: Cuprina Holdings
(Cayman) Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted December
18, 2023
                                                            CIK No. 0001995704

       Dear David Quek Yong Qi:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Corporate History and Structure, page 7

   1. We note your response to prior comment two and your disclosure on page 48 that you intend to use 4.9% of
the offering proceeds for loan repayment to one of your ultimate beneficial
shareholders. Please clarify if this loan repayment to your ultimate beneficial shareholder is for the
advances received from Cuprina Holding Pte. Ltd, as referenced on page 7.
 David Quek Yong Qi
FirstName LastNameDavid
                 (Cayman)Quek  Yong Qi
Cuprina Holdings          Limited
Comapany28,
December  NameCuprina
              2023      Holdings (Cayman) Limited
December
Page 2    28, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Operating expenses, page 60

2. We note the revisions made in response to prior comment three. It is unclear to us why no payroll-related benefits or depreciation and amortization expense is attributed to your research and development activities. In this regard, your disclosure on page 94 indicates that you have three team members responsible for R&D activities. Please advise or revise your filing accordingly.
       Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Mathew Lewis, Esq.